Exhibit (a)(1)(L)
NOTICE OF EXPIRATION OF OFFER AND
ACCEPTANCE OF OPTIONS TENDERED FOR EXCHANGE
We are pleased to announce that we have completed the stock option exchange program of DealerTrack Holdings, Inc. (the “Company”). The offer expired on September 3, 2009 at 11:59 p.m. Eastern Time. Following the offer’s expiration, we accepted for exchange options to purchase an aggregate of 571,763 shares of our common stock, representing all of the options properly tendered in the offer.
In exchange for the eligible options surrendered in the offer, we have issued new options to purchase up to an aggregate of 435,247 shares of the Company’s common stock under the Company’s Third Amended and Restated 2005 Incentive Award Plan. Each new option has an exercise price per share of $18.05, the closing price of the Company’s common stock on the Nasdaq Global Select Market on September 4, 2009. Each participating option holder soon will receive a new option agreement that, together with the Third Amended and Restated 2005 Incentive Award Plan, sets forth the terms and conditions of the new options.